09055799

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66046

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sorrento Pacific Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 Sorrento Valley Road, Suite 101
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YUBIE ASGHEDOM (858) 530-4426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio N., Ste. 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sorrento Pacific Financial, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SHAHPAR NAGHSHINEH
Commission # 1806575
Notary Public - California
San Diego County
My Comm. Expires Jul 15, 2012

Amy Beattie
Signature

Chief Operating Officer
Title

Shahpar Naghshineh 1-29-2009
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORRENTO PACIFIC FINANCIAL, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

SORRENTO PACIFIC FINANCIAL, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Sorrento Pacific Financial, LLC (the "Company"), a California limited liability corporation, as of December 31, 2008 and 2007, and the related statements of operations, changes in members' capital (deficit), changes in liabilities subordinated to the claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorrento Pacific Financial, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 12 through 14 is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 23, 2009

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 545,849	$ 351,533
Receivables from clearing firm	27,365	20,833
Deposits with clearing organizations	30,000	30,000
Securities-trading	19,728	-
Other receivables	-	13
Other assets and deposits	51,853	46,887
Total current assets	674,795	449,266
Property and equipment, net	7,592	16,447
Total assets	$ 682,387	$ 465,713

LIABILITIES AND MEMBERS' CAPITAL

	2008	2007
CURRENT LIABILITIES		
Accounts payable	$ 68,429	$ 18,653
Accrued commissions	169,835	158,010
Due to affiliate	16,655	2,006
Other accrued liabilities	52,113	12,858
Total current liabilities	307,032	191,527
COMMITMENTS AND CONTINGENCIES		
MEMBERS' CAPITAL	375,355	274,186
Total liabilities and members' capital	$ 682,387	$ 465,713

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions	$ 2,328,326	$ 2,667,015
Marketing assistance	34,386	67,427
Interest	64,190	46,795
Other	233,335	240,528
Total revenues	2,660,237	3,021,765
Expenses:		
Commissions and clearing	2,092,483	2,541,700
Employee compensation and benefits	258,414	288,708
Outside services	89,851	106,883
Taxes, licenses, and registration fees	35,386	24,679
Communication and technology	19,593	13,284
Office supplies and printing	10,285	13,404
Travel and entertainment	9,836	7,186
Occupancy	9,161	11,979
Meetings and conferences	7,958	6,881
Taxes	7,635	7,625
Other	6,656	4,576
Depreciation	5,502	7,206
Insurance	5,237	13,077
Advertising and market development	765	777
Interest	306	15,659
Total expenses	2,559,068	3,063,624
Net income (loss)	$ 101,169	$ (41,859)

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL (DEFICIT)
For the years ended December 31, 2008 and 2007

	Members' Capital	Accumulated Deficit	Total
Balance at December 31, 2006	$ 1,026,000	$ (1,475,955)	$ (449,955)
Capital Conversion	750,000	-	750,000
Capital Contribution	16,000	-	16,000
Net loss	-	(41,859)	(41,859)
Balance at December 31, 2007	1,792,000	(1,517,814)	274,186
Net income	-	101,169	101,169
Balance at December 31, 2008	$ 1,792,000	$ (1,416,645)	$ 375,355

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
For the years ended December 31, 2008 and 2007

Balance at December 31, 2006	$ 750,000
Subordinated borrowings converted to capital	(750,000)
Balance at December 31, 2007	-
Balance at December 31, 2008	$ -

The accompanying notes are an integral part of these financial statements

SORRENTO PACIFIC FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 101,169	$ (41,859)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	5,502	7,206
Loss on sale of property and equipment	3,353	-
Decrease (increase) in assets:		
Receivables from clearing firm	(6,532)	(4,385)
Other receivables	13	931
Other assets and deposits	(4,966)	39,990
Increase (decrease) in liabilities:		
Accounts payable	49,776	(22,926)
Accrued commissions	11,825	(8,432)
Due to affiliate	14,649	(946)
Other accrued liabilities	39,255	(3,496)
Net cash provided by (used in) operating activities	214,044	(33,917)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned	(19,728)	-
Net cash used in investing activities	(19,728)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	-	16,000
Net cash provided by financing activities	-	16,000
Net increase (decrease) in cash and cash equivalents	194,316	(17,917)
Cash and cash equivalents at the beginning of the year	351,533	369,450
Cash and cash equivalents at the end of the year	$ 545,849	$ 351,533
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 7,635	$ 7,625
Interest	$ 306	$ 15,659
Noncash investing and financing activities:		
Conversion of subordinated debt	$ -	$ 750,000

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

Sorrento Pacific Financial, LLC (the "Company"), formerly Advanced Financial Solutions, LLC, was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides broker-dealer and investment advisory services exclusively for community banks as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenue are recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. At December 31, 2008 and 2007, accounts at each bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and $100,000, respectively. As of December 31, 2008 and 2007, the Company had uninsured cash balances of $295,849 and $251,533, respectively. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this institution.

The Company has two customers which composed approximately 31% of revenues and one customer which composed approximately 13% of revenues at December 31, 2008 and 2007, respectively.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes

Upon its incorporation the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The Company has recorded approximately $7,600 and $7,600 for income tax purposes within its general and administrative expenses which represent the California minimum franchise tax paid by the Company in 2008 and 2007, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Financial Instruments

The carrying values reflected in the statements of financial condition at December 31, 2008 and 2007 reasonably approximate the fair values for financial instruments in accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS 157), which requires assets to be measured at fair value and segregated into one of three levels. In making such assessment, the Company has utilized quoted prices in active markets for identical assets (Level 1). No allowance for potential credit losses was considered necessary at December 31, 2008 and 2007.

NOTE 3 - SECURITIES

At December 31, 2008, the Company held investments in marketable securities relating to mutual funds that were classified as trading and consisted of the following:

	12/31/08	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Assets (Level 1)
Trading securities	$ 19,728	$ 19,728
Total	$ 19,728	$ 19,728

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from five to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following at December 31:

	2008	2007
Furniture and fixtures	$ 7,144	$ 7,144
Phone equipment	-	6,145
Computers and equipment	25,047	25,047
Leasehold improvements	1,577	1,577
	33,768	39,913
Less: Accumulated depreciation and amortization	26,176	23,466
Total furniture and equipment, net	$ 7,592	$ 16,447

Depreciation expense was $5,502 and $7,206 for the years ended December 31, 2008 and 2007, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness (approximately $20,500 at December 31, 2008), whichever is higher. At December 31, 2008, the Company had net capital of $290,641 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.99 to 1.

At December 31, 2007, the Company had net capital of $210,837. This was $198,069 in excess of its required minimum net capital at December 31, 2007, with a ratio of aggregate indebtedness to net capital of 0.91 to 1.

NOTE 6 - DEPOSITS

Deposits consist primarily of deposits with the Financial Industry Regulatory Authority (FINRA) and clearing firms.

NOTE 7 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During 2007, the Company sought and received permission from the FINRA to convert the subordinated borrowings to capital.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CUSO"). For the years ended December 31, 2008 and 2007, the Company was charged $63,180 and $60,759, respectively, by CUSO for administrative and consulting services. In 2005, the Company moved to a new facility and entered into a five year non-cancelable lease agreement with another related party. The lease commenced July 1, 2005 and expires June 30, 2010. Rent expense was $8,219 and $11,137 for the years ended December 31, 2008 and 2007, respectively.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending December 31,	Operating	Sublease	Total
2009	$ 55,844	$ (35,100)	$ 20,744
2010	28,335		28,335
	$ 84,179	$ (35,100)	$ 49,079

In July 2007, CUSO was renting 2,540 square feet from SPF with a rent offset of approximately $11,349. The term of the lease expires on September 30, 2009.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Financial Services Agreement

The Company has a financial services agreement with ICBA Financial Services Corporation ("ICBFS"). Under this agreement the Company provides back office operational and technology support in the areas of retail brokerage, financial planning, and insurance to the members of Independent Community Bankers of America ("ICBA") and ICBFS shall market its products and services and enhance ICBFS's services to Members. The term of this agreement is five years, commencing July 1, 2005 and ending June 30, 2010 with an automatic renewal of an additional five years, unless either party notifies the other of their intent to not renew.

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 10 - EMPLOYEE 401(K) SAVINGS PLAN

The Company has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Company does not make contributions to the Plan.

SUPPLEMENTARY INFORMATION

SORRENTO PACIFIC FINANCIAL, LLC
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008	2007
Members' capital	$ 375,355	$ 274,186
Less non-allowable assets:		
Deposits	(9,370)	(38,339)
Other assets	(44,279)	(8,562)
Property and equipment	(7,592)	(16,448)
Non-allowable assets	(61,241)	(63,349)
Less: Other deductions and/or charges	(46)	-
Net capital before charges on security positions	314,068	210,837
Less haircuts on security positions:		
Securities	(2,959)	-
Net capital	$ 311,109	$ 210,837
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 20,468	$ 12,768
Net capital in excess of amount required	$ 290,641	$ 198,069
Aggregate indebtedness	$ 307,032	$ 191,527
Ratio of aggregate indebtedness to net capital	0.99 to 1	0.91 to 1

Note: There are no material differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2008 and 2007.

SORRENTO PACIFIC FINANCIAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2008 and 2007

A computation of reserve requirement is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

SORRENTO PACIFIC FINANCIAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the years ended December 31, 2008 and 2007

Information relating to possession or control requirements is not applicable to Sorrento Pacific Financial, LLC, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Sorrento Pacific Financial, LLC
San Diego, California

In planning and performing our audits of the financial statements of Sorrento Pacific Financial, LLC, as of December 31, 2008 and 2007, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be a significant deficiency under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 23, 2009

PKF
Certified Public Accountants
A Professional Corporation